UNITED

SECURITIES AND EXCHANGE

Washington, D.C.

FORM

I.	General Identifying Information

1. 	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

[

[X]

[

[

2.	Name of fund:

3.	Securities and Exchange Commission File No.:

4.	Is this an initial Form N-8F or an amendment to a previously filed Form
N-8F?

[] Initial Application

[ X ] Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State,
Zip Code):

c/o U.S. Bank Corporate Trust

One Federal

Boston, MA

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:



Day Pitney

One International

Boston, MA

Attn: Dennis W. Townley,

(617)

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

U.S. Bank Corporate Trust

One Federal

Boston, MA

Attn: David W.

(617)

8.	Classification of fund (check only one):

[X] Management

[

[

9.	Subclassification if the fund is a management company (check only one):

[

[X] Closed-end

10.	State law under which the fund was organized or formed:

11.	Provide the name and address of each investment adviser of the fund
(including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

Public Facility Loan Trust (the "Trust") does not have an investment adviser.

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

There were no underwriters of the Trust during the last five

13.	If the fund is a unit investment trust ("UIT") provide:

(a) Depositor's name(s) and address(es):

(b) Trustee's name(s) and address(es): Not applicable.

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate

[

[X] No

If Yes, for each UIT state: Name(s): File No.: 811- __________.

15.(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[

[X] No

If Yes, state the date on which the board vote took place:

If No,

The Trust was established in July, 1988 under the laws of the Commonwealth of Massachusetts by a declaration of trust (the "Declaration").

15(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[

[X] No

If Yes, state the date on which the shareholder vote took

If No,

US Bank, as owner trustee of the Trust, has authority under the Declaration of Trust to engage in a liquidation without obtaining the prior consent of the Trust's security holders.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or

[X]

[

(a)

	February 22,

(b)

[X] Yes

[

(c)

[X]

[

(d)

(e) Liquidations only: Were any distributions to shareholders made in

[

[X] No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of

17.	Closed-end funds only:

[X]

[

If Yes, describe the method of calculating payments to senior securityholders and distributions to other

As of the date of this filing, the Trust had two classes of securities outstanding: Class A certificates of beneficial interest (the "Class A Certificates") and Class B certificates of beneficial interest (the "Class B Certificates").

18.	Has the fund distributed all of its assets to the fund's

[

[X] No

If No,

(a) How many shareholders does the fund have as of the date this form is

One.

(b) Describe the relationship of each remaining shareholder to the

HUD owns all of the Trust's outstanding securities.

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their

[X]

[

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

The Trust's remaining assets, after the payment of all trustee fees, administrative expenses and other expenses, will be paid to HUD in accordance with the terms of the Declaration described in paragraph 17 and as provided in paragraph

III. Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed? (See question 18 above)

[X]

[

If Yes,

(a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

Description of assets provided on Exhibit A attached to initial Form N-8F

(b) Why has the fund retained the remaining assets?

The retained assets consist of approximately $100,000 in cash as a reserve for expenses and the residual interest in the Trust's loan collateral portfolio, which remain after payment in full of bonds issued by the Trust, trustee fees, administrative expenses and other expenses.

(c) Will the remaining assets be invested in

[X]

[

The remaining assets will be invested in temporary investments until they are distributed pursuant to the terms of the

21	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[X]

[

If

(a) Describe the type and amount of each debt or other liability:

Periodic Trustee fees, administrative expenses and other

(b) How does the fund intend to pay these outstanding debts or other

The Trust will pay fees and expenses from its cash reserve and will deduct any remaining liabilities from the final distribution of the Trust's assets to HUD, its certificate holder.

IV. Information About Event(s) Leading to Request For Deregistration

22.(a) 	List the expenses to be incurred in connection with the Merger or
Liquidation:

(i) Legal expenses: approximately

(ii) Accounting expenses:

(iii) Other expenses (list and identify separately):

(iv) Total expenses (sum of lines (i)-(iii) above):

(b) How will those expenses be allocated?

All are payable out of the cash reserve of the

(c) Who will pay those expenses?

	The

(d) How will the fund pay for unamortized expenses (if any)?

	The Trust maintains a cash reserve for

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or

[

[X]

If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V. Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative

[

[X] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[

[X]

If Yes, describe the nature and extent of those



VI.	Mergers Only

26.	(a) State the name of the fund surviving the Merger:

(b) State the Investment Company Act file number of the fund surviving the
Merger: 811- __________

(c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.





	The undersigned states that (i) he or she has executed this Form N-8F Amendment application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of PUBLIC FACILITY LOAN TRUST, (ii) he or she is a Vice President of US Bank, (iii) US Bank is US Bank the Owner Trustee of PUBLIC FACILITY LOAN TRUST under a Declaration of Trust dated as of July 8, 1988, amended and restated as of August 25, 1988, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F Amendment application have been taken.

	The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.

PUBLIC FACILITY LOAN



By:	US Bank, not in its individual capacity, but solely as Owner Trustee under a Declaration of Trust dated as of July 8, 1988, amended and restated as of
August 25,



By: /s/ David W.

David W. Doucette

Vice

Date: September 23,







Exhibit



Agreement between HUD and US











February 16,

Mr. William

Deputy Assistant Secretary for

Office of Community Planning and Development

U.S. Department of Housing and Urban

Room

Washington, DC

Re:	Public Facility Loan Trust (the













obligations to make payments to the Holder through January 31, 2010 with respect to the Collateral, except as described below and in Annex B hereto.

















Very truly



US Bank National Association, as Successor Owner

By:	/s/ David W.

Name:	David W.

Title:	Vice

Agreed



Department of Housing and Urban Development,

as

By:

Name:	Mr. William

Title:	Deputy Assistant Secretary for

	Office of Community Planning and





ANNEX

Wire



U.S. Department of Housing and Urban

Abbreviated Wire-Transfer



Bank Name:

Bank Address:

ABA Routing Number:

Account Number:

Account Holder:



Memorandum or Third Party

863220:





ANNEX

Collateral









	COLLATERAL



















	STATEMENT OF



































		3.	Deposit of Collateral Funds.



		4.	Disbursements of Collateral Funds.



All disbursements of funds from the Collateral Funds shall be subject to the fees and claims of Indemnified Parties and Collateral Agent (as defined below) pursuant to Sections 9 and 10




























































































UNITED STATES DEPARTMENT OF HOUSING AND URBAN DEVELOPMENT, as



Name:





U.S. BANK NATIONAL

as Collateral

By:	/s/ David W.

Name:	David W.

Title:	Vice President








SCHEDULE

1.	Collateral.















		Collateral Funds







2.	Collateral Agent



	Acceptance Fee:				$

	Annual Collateral Fee:			$ 5,000.00 (payable from Retained

	Out-of-Pocket Expenses:			$

	[Transactional Costs]:				$

	[Other Fees/Attorney, etc.]:			$ Actual (payable from Retained





The Acceptance Fee and the Annual Collateral Fee are payable upon execution of the Collateral Agreement.



The fees quoted in this schedule apply to services ordinarily rendered in the administration of a collateral account and are subject to reasonable adjustment based on final review of documents, or when Collateral Agent is called upon to undertake unusual duties or responsibilities, or as changes in law, procedures, or the cost of doing business demand.



Unless otherwise indicated, the above fees relate to the establishment of one collateral account.



3.	Investment Instructions



See Exhibit 2 attached



4.	Collateral Loan Payment Distribution Instructions.











5.	Notice



If to United States Department of Housing And Urban Development, as Holder at:
Department of Housing Urban

451 7th Street,

Room

Washington, DC

ATTENTION: David H.

Director of Office of Technical Assistant and

Telephone No. (202)

If to the

Agent at:			U.S. Bank National Association, as Collateral

				Corporate Trust

				One Federal Street, 3rd



				Boston, MA

				ATTENTION:

				Facsimile Number:





EXHIBIT



BAYOU LIBERTY WATER ASSOC.





CITY OF ALTAMONTE SPRINGS



CITY OF ALTAMONTE SPRINGS





CITY OF ALTAMONTE SPRINGS





CITY OF BEAUFORT





CITY OF CENTER HILL





CITY OF CHUBBUCK



























CITY OF HOMESTEAD





CITY OF HOOKS





CITY OF LIVE OAK





CITY OF LIVE OAK





CITY OF LIVE OAK



CITY OF LIVE OAK



















































CITY OF QUEEN CITY





CITY OF RAMER





CITY OF RAYMONDVILLE





CITY OF RENO, TEXAS





CITY OF RENO, TEXAS



CITY OF RENO, TEXAS





CITY OF SELMA





CITY OF SELMA





CITY OF SELMA





CITY OF SELMA



























CITY OF WOODSTOCK





CORDRY - SWEETWATER





CORDRY - SWEETWATER





COUNTY OF SCIOTO





CROSBY MUNICIPAL UTILITY DI



CROSBY MUNICIPAL UTILITY DI





CROSBY MUNICIPAL UTILITY DI





CROSBY MUNICIPAL UTILITY DI





CROSBY MUNICIPAL UTILITY DI





CROSBY MUNICIPAL UTILITY DI





FANNIN COUNTY HOSPITAL - FA





FANNIN COUNTY HOSPITAL - FA





HENDRON WATER





HOSPITAL AUTH CALHOUN CNTY



MACEDONIA-EYLAU





PLEASANT VIEW CITY





PLEASANT VIEW CITY





PRAIRIE ROAD WATER SYSTEM





SALT LAKE COUNTY



SALT LAKE COUNTY





SALT LAKE COUNTY





SALT LAKE COUNTY





SOUTH LIMESTONE HOSP DIST 1 10/01/11





TOWN OF EATONVILLE





TOWN OF EATONVILLE





TOWN OF HELENA





TOWN OF HELENA





TOWN OF HELENA



TOWN OF SUMMERTON





TOWN OF SUMMERTON





TOWN OF WHITEHOUSE





TOWN OFANTHONY





TOWN OFANTHONY



TOWN OFANTHONY





TRI-COUNTY WTR.CONS





VILLAGE OF EAST HODGE





VILLAGE OF EAST HODGE





VILLAGE OF PARKS



























EXHIBIT



FIRST AMERICAN

AUTOMATIC MONEY MARKET INVESTMENTS

INVESTMENT AUTHORIZATION LETTER

In the absence of further specific written direction to the contrary, U.S. Bank National Association or U.S. Rank Trust National Association) is hereby directed to invest and reinvest proceeds arid other available moneys in the following funds as permitted by the operative











PLEASE REFER TO THE PROSPECTUS OF FIRST AMERICAN FUNDS, INC. WHICH YOU HEREBY ACKNOWLEDGE HAS PREVIOUSLY BEEN PROVIDED. NOTE THAT THE ABOVE FUNDS' INVESTMENT ADVISOR, CUSTODIAN, DISTRIBUTOR AND OTHER SERVICE PROVIDERS AS 13]SCLOSED IN THE FUNDS PROSPECTUS ARE U.S. BANK NATIONAL ASSOCIATION AND AFFILIATES THEREOF. SHARES OF THE ABOVE FUNDS ARE NOT DEPOSITS OR OBLIGATIONS OP, OR GUARANTEED BY, ANY BANK INCLUDING US_ BANK NATIONAL ASSOCIATION OR ANY OF ITS AFFILIATES, NOR ARE THEY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER AGENCY. AN DIVESTMENT IN THE FUNDS INVOLVES INVESTMENT RISK, INCLUDING POSSIBLE LOSS Or PRINCIPAL U.S. BANK DOES NOT HAVE, A DUTY NOR WILL IT UNDERTAKE SUCH DUTY TO PROVIDE INVESTMENT ADVICE TO YOU. ADDITIONAL INFORMATION, IF NEEDED, SHOULD BE OBTAINED FROM A TRUSTED FINANCIAL



IJ.S Bank National Association (or U.S. Bank Trust National Association) will not vote proxies for the First American Funds_ Proxies will be mailed to you for



SHAREHOLDER COMMUNICATIONS ACT

The Shareholder Communications Act of 1985 and its regulation require that banks and trust companies make an effort to facilitate communication between registrants of U.S. securities and the parties who have the authority to vote or direct the voting of those securities regarding proxy dissemination and other corporate communications. Unless you indicate your objection below, we will provide the obligator information to the registrant upon request. Your objection will apply to all securities held for you iv the account now and in the future unless you notify us in



No	U.S. Bank National Association is NOT authorized to provide my name, address. and securities

positions to requesting



Fee Basis: Approval of investment in any of these First American mutual funds includes approval of the fund's fees and expenses as detailed in the enclosed prospectus, including advisory, custodial, distribution, shareholder service expenses (which may have 12b-1 shareholder service lees), which fees and expenses are paid to U.S. Bank National Association or other affiliates of T.J.S Bank National





United States Department of

and Urban Development (HUD, PFLT)


Company Name

Signature of Authorized
Directing Party



103411-010


Trust Account Number - includes

and future sub-accounts unless







































Director of Office of Technical

And Management of Department

Housing Urban

February 16,

Page







Director of Office of Technical

And Management of Department

Housing Urban

February 16,

Page











Director of Office of Technical

And Management of Department

Housing Urban

February 16,

Page

























- 6













SCHEDULE A,



















EXHIBIT 1,